Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The material provisions of our articles of association and particular provisions of Dutch law relevant to our statutory existence and the Dutch Corporate Governance Code are summarized below. This summary does not restate our articles of association or relevant Dutch law in their entirety. The articles of association, and not this summary, define the rights of holders of shares of our common stock. Our articles of association are registered at the Dutch Trade Register, and an English translation has been filed with the SEC and is incorporated by reference as an exhibit to our Annual Report filed on Form 10-K.

Authorized Capital

Our authorized capital amounts to twelve million euro (EUR 12,000,000) and is divided into two hundred million (200,000,000) shares of common stock, each with a nominal value of six eurocent €0.06. Under Dutch law, our authorized capital stock is the maximum capital that we may issue without amending our articles of association.

Issuance of Capital Stock

Under Dutch law, we may only issue capital stock pursuant to a resolution of the general meeting of shareholders, unless another corporate body has been designated to do so by a resolution of the general meeting of shareholders or by our articles of association.

Our Board is authorized by the general meeting to issue shares up to 20% of the issued share capital, for any legal purpose, at the stock exchange or in a private purchase transaction, and during a period of 18 months starting from the date of the 2025 annual general meeting. The authorizations also included the authority to restrict or exclude pre-emptive rights upon an issue of shares. At the upcoming 2026 annual general meeting we will again ask our shareholders to authorize the Board to issue shares up to 20% of the issued share capital, for any legal purpose, at the stock exchange or in a private purchase transaction, and during a period of 18 months starting from the date of the 2026 annual meeting. It is our intention to propose to renew such authorization at each annual general meeting. Such authorizations are annually being adopted since the designation of the Board in the Articles ended on May 19, 2022.

If and when said authority is not or no longer delegated to another corporate body, the general meeting of shareholders may only decide to issue shares and grant rights to subscribe for shares at the proposal of the Board.

Pre-Emptive Rights

Under Dutch law, in the event of an issuance of shares of common stock, each holder of common stock will have a pro rata preemptive right based on the number of shares of common stock held by such shareholder. Preemptive rights do not apply with respect to shares of common stock issued against contributions other than in cash, shares of common stock issued as a result of a legal merger or legal split-off or shares of common stock issued to our employees or the employees of one of our group companies. Initially, our Board was authorized by the articles of association for a period of five years from May 19, 2017 to limit or exclude any pre-emptive rights to which shareholders may be entitled in connection with the issuance of shares. The authority to limit or exclude pre-emptive rights may be extended from time to time, with periods not exceeding five years, by a resolution of the general meeting of shareholders adopted with a simple majority. If authority is not delegated to another corporate body, the general meeting of shareholders may only decide to limit or exclude pre-emptive rights. The proposal to renew the authorization for the Board to issue shares at the upcoming annual meeting also includes the authority to restrict or exclude pre-emptive rights upon an issue of shares. It is our intention to propose to renew such authorization at each annual general meeting.

Repurchase of Shares of Capital Stock

Under Dutch law, a public company with limited liability (naamloze vennootschap) may acquire its own fully paid-up shares, subject to certain provisions of Dutch law and the articles of association. We may acquire our own fully paid-up shares either without paying any consideration, or in the event any consideration must be paid only if (i) our shareholders’ equity less the acquisition price is not less than the sum of paid-up and called-up capital and any reserve required to be maintained by law or our articles of association, (ii) we and our subsidiaries would not thereafter hold or hold shares as a pledgee with an aggregate par value exceeding 50% of our issued capital stock and (iii) the general meeting of shareholders has authorized the Board to effect such acquisitions.

Our Board is currently authorized, by resolution of the 2025 annual general meeting held on June 5, 2025, to repurchase up to a total of 10% of the issued share capital, at a price between $0.01 and 105% of the market price on the NYSE, for a period of 18 months from said annual general meeting. It is our intention to propose to renew such authorization at each annual general meeting.

Capital Reduction

Subject to Dutch law and our articles of association, pursuant to a proposal of the Board, the general meeting of shareholders may resolve to reduce the outstanding capital stock by cancellation of shares or by reducing the nominal value of the shares by means of an amendment to our articles of association. Dutch law requires that this resolution be adopted by an absolute majority of votes cast, or by a two-thirds majority of the votes cast, if less than half of the issued capital stock is present or represented at the meeting.

Dividends

Subject to certain exceptions, Dutch law provides that dividends may only be paid out of profits as shown in our annual financial statements as adopted by the general meeting of shareholders. Moreover, dividends may be distributed only to the extent the shareholders’ equity exceeds the sum of the amount of paid-up capital and any reserves that must be maintained under the law. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-up capital plus any reserves that must be maintained under the law as apparent from an interim statement of assets and liabilities prepared on the basis of generally accepted accounting principles. Interim dividends should be regarded as advances on the final dividend that a company intends to declare with respect to the ongoing financial year or—if the annual accounts have not yet been adopted—the previous financial year.

Should it be determined that any distribution made was not permitted, the shareholders or any other person entitled to profits must repay the dividends declared to the extent such shareholder or person was or ought to have been aware that the distribution was not permitted.

Pursuant to our articles of association, the Board, decides what portion of our profit is to be held as reserves. Holders of our common stock are not entitled to any dividends unless declared by our Board.

General Meeting of Shareholders

Procedures and Admissions

Pursuant to our articles of association, general meetings of shareholders are held in the municipality of Amsterdam, The Netherlands or at the Municipality of Haarlemmermeer, The Netherlands (Schipol). In a meeting held elsewhere, valid resolutions can only be taken if the entire issued capital is represented. A general meeting of shareholders will be held at least once a year, within six months after the end of our financial year, being the period required by Dutch law and our articles of association.

Extraordinary general meetings of shareholders will be held as frequently as needed; however, they must be convened by the Board or by shareholders and holders of depositary receipts issued with the cooperation of the Company, together representing at least one-tenth of the issued capital (the “Requesting Shareholders”). The Requesting Shareholders are only authorized to call the extraordinary general meeting themselves if it is evidenced that the Requesting Shareholders have requested the Board to call a general meeting in writing, exactly stating the matters to be discussed, and the Board has not taken the necessary steps so that the general meeting could be held within six weeks after the request. If the Requesting Shareholders represent more than half of the issued capital, however, they shall be authorized to call the general meeting themselves without first having to request the Board to call the general meeting.

Our Board must give public notice of a general meeting of shareholders or an extraordinary meeting of shareholders, by at least such number of days prior to the day of the meeting as required by Dutch law, which is currently fifteen days.

The agenda for a meeting of shareholders must contain such items as the Board or the person or persons convening the meeting determine. The agenda shall also include any matter, the consideration of which has been requested by one or more shareholders, representing alone or jointly with others at least such percentage of the issued capital stock as determined by Dutch law, which is currently set at three percent. The request to consider such matter should have been received by us no later than on the 60th day prior to the day of the meeting accompanied by a statement containing the reasons for the request.

The agenda for the annual general meeting of shareholders shall contain, among other items, items placed on the agenda in accordance with Dutch law and our articles of association, the consideration of the annual report, the discussion and adoption of our annual accounts, our policy regarding dividends and reserves and the proposal to pay a dividend (if applicable), proposals relating to the composition of the Board, including the filling of any vacancies on the Board, the proposals placed on the agenda by the Board, including but not limited to a proposal to grant discharge to the members of the Board from liability in respect of the exercise of their duties during the financial year, together with the items proposed by shareholders in accordance with provisions of Dutch law and our articles of association.

Shareholders are entitled to attend our general meeting of shareholders, to address the general meeting of shareholders and to vote, either in person or represented by a person holding a written proxy. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically.

The holder of a right of usufruct or a pledgee with voting rights is entitled to request an item to be placed on the agenda of the general meeting of shareholders, to attend the general meeting of shareholders, to address the general meeting of shareholders and to vote.

Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that (i) the articles of association explicitly allow such practice and (ii) all shareholders are in favor of the resolution to be adopted. Our articles of association, however, will not provide for shareholder action by written consent as it is not practicable for a listed company.

Members of the Board are authorized to attend general meetings of shareholders. They have an advisory vote. The auditor shall also be authorized to attend the general meeting held to adopt the Annual Accounts and to address the meeting. The general meeting shall be chaired by the Chairman of the Board or by another non-executive director appointed for that purpose by the Board.

Voting Rights

Under Dutch law and our articles of association, each share of common stock confers the right to cast one vote at the general meeting of shareholders. Resolutions by the general meeting of shareholders must be adopted by an absolute majority of votes cast, unless another standard of votes and / or a quorum is required by virtue of Dutch law or our articles of association. There is no required quorum under Dutch law for shareholder action at a properly convened shareholder meeting, except in specific instances prescribed by Dutch law or our articles of association.

Each shareholder has the right to participate in, address and exercise its right to vote at the general meeting of shareholders in person or by written proxy or by electronic means of communication, subject to certain conditions for the use of electronic means of voting set by or pursuant to the articles of association.

No votes may be cast at a general meeting of shareholders on the shares held by us or our subsidiaries. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge in respect of the shares held by us or our subsidiaries in our capital stock are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of usufruct or a right of pledge.

Under Dutch law, our Board is not required to set a record date for a general meeting to determine those shareholders that are entitled to vote at the general meeting. Our Board has selected to adopt a record date. Dutch law requires that the record date be on the 28th day prior to the date of the general meeting. Shareholders as of the record date shall be deemed entitled to attend and to vote at the general meeting. There is no specific provision in Dutch law relating to adjournment of the general meeting of shareholders.

Nomination Right

Pursuant to our amended and restated articles of association, our Board consists of one or more executive directors and one or more non-executive directors. The total number of directors, as well as the number of executive directors and non-executive directors, is determined by the Board.

Pursuant to a director nomination agreement, dated as of March 10, 2021, among the Company and certain shareholders party thereto (the “Director Nomination Agreement”) the Director Nomination Agreement, Oak Hill Advisors, L.P. has the right in respect of two non-executive board seats to designate the person who must be proposed by the Board for appointment provided that it owns at least 20% of the number of Closing Shares (as defined in the Director Nomination Agreement), and one director if it owns at least 10%, but less than 20%, of the number of Closing Shares. Oak Hill Advisors, L.P. currently owns over 10%, but less than 20%, of the number of Closing Shares. Therefore, Oak Hill Advisors, L.P. has the right in respect of one non-executive board seat to designate the person who must be proposed by the Board for appointment. The remaining directors, including any directors for which the relevant shareholders do not exercise its recommendation right, are appointed on recommendation of the Board. A recommendation submitted on time is binding. However, the general meeting may disregard the recommendation if it adopts a resolution to that effect by a majority of no less than two-thirds of the votes cast, representing over one-half of the issued capital.

Shareholder Vote on Certain Reorganizations

Under Dutch law, the approval of our general meeting of shareholders is required for any significant change in the identity of us or our business.

Appraisal Rights

Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights.

Anti-Takeover Provisions

Under Dutch law, protective measures against takeovers are possible and permissible, within the boundaries set by Dutch law and Dutch case law.

The following resolutions and provisions of our articles of association may have the effect of making a takeover of the Company more difficult or less attractive, including:

●

our Board, will be designated to issue shares and grant rights to subscribe for shares of common stock, up to the amount of our authorized capital stock and to limit or exclude pre-emptive rights on shares, both for a period of five years from May 19, 2017, whereby this designation was renewed at each general meeting since 2022; and

●	shareholder action by written consent will not be permitted, thereby requiring all shareholder actions to be taken at a general meeting of shareholders.

Inspection of Books and Records

The Board provides all information required by Dutch law at the general meeting of shareholders and makes the information available to individual shareholders at the office of the Company with copies available upon request. The part of our shareholders’ register kept in The Netherlands is available for inspection by the shareholders.

Amendment of the Articles of Association

The general meeting of shareholders is able to effect an amendment of the articles of association only upon a proposal of our Board. An amendment of our articles of association would require a resolution from the general meeting of shareholders adopted with a simple majority of the votes cast.

Dissolution, Merger or Demerger

The general meeting of shareholders will only be able to effect a dissolution of the Company. The liquidation of the Company shall be carried out by the directors, if and to the extent the Board has not appointed one or more other liquidators.

The general meeting of shareholders may, in accordance with the relevant merger proposal by the Board, adopt a resolution for a legal merger (juridische fusie) or legal demerger (juridische splitsing) by an absolute majority of the votes cast, unless less than half of the issued capital stock is present or represented at the meeting, in which case a two-thirds majority is required.

Shareholder Suits

If a third party is liable to a Dutch company, under Dutch law generally shareholders do not have the right to bring an action on behalf of the company or bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their stock. Only in the event that the cause for the liability of such third party to the company also constitutes a tortious act directly against such shareholder and the damages sustained are permanent may that shareholder have an individual right of action against such third party on its own behalf to recover such damages. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective, as stated in its articles of association, is to protect the rights of a group of persons having similar interests may institute a collective action. A collective action can either result in an order for payment of monetary damages or in a declaratory judgment (verklaring voor recht), for example, declaring that a party has acted wrongfully or has breached fiduciary duty. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement, which provides for monetary compensation of damages. A designated Dutch court may declare the settlement agreement binding upon all the injured parties whereby an individual injured party will have the choice to opt-out within the term set by the court (at least three months). Such individual injured party may also individually institute a civil claim for damages within the aforementioned term.

Squeeze-Out

Under Dutch law, a shareholder who holds at least 95% of our issued capital for its own account may institute proceedings against the other shareholders jointly for the transfer of their shares to the shareholder. The proceedings are held before the Enterprise Division (Ondernemingskamer) of the Court of Appeal in Amsterdam, which may award the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will render an opinion to the Enterprise Chamber on the value of the shares. The court shall disallow the proceedings against all other defendants if (i) notwithstanding compensation, a defendant would sustain serious tangible loss by the transfer; (ii) the defendant is the holder of a share in which a special right of control of the company is vested under the articles of association; or (iii) a claimant has, as against a defendant, renounced his power to institute such proceedings. Once the order for transfer has become final, the acquirer must give written notice of the price and the date on which and the place where the price is payable to the minority shareholders whose addresses are known to the acquirer. Unless all addresses are known to the acquirer, it must also publish the same in a daily newspaper with nationwide distribution.